iMine Corporation

8520 Allison Point Blvd., Ste. 233 #87928

Indianapolis, Indiana 46250

August 23, 2018

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	iMine Corporation
Registration Statement on Form S-1 File No. 333-226325

Ladies and Gentlemen:

Pursuant to Rule 461, iMine Corporation requests acceleration of effectiveness of the above referenced Registration Statement to 10:00 A.M. on Wednesday, August 29, 2018, or as soon thereafter as possible.

Very truly yours,

/s/ Daniel Tsai
Daniel Tsai, Chief Executive Officer